

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

Tian Su Hua
President and Chief Executive Officer
Vantone Realty Corporation
12520 Al Westheimer #139
Houston, Texas 77077

>   **Re: Vantone Realty Corporation**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed May 9, 2012**
>   **File No. 333-179302**

Dear Ms. Hua:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated May 7, 2012. Please revise your prospectus cover page to state that you are an "emerging growth company" as defined under the Jumpstart Our Business Startups Act.

2. Please revise your disclosure on page four regarding when you will cease to be an emerging growth company as follows:
   - In the first bullet, state that your earning of <u>$1 billion or more</u> in total annual gross revenues for the most recently completed fiscal year as a disqualifier.

   - In the second bullet, state that on the last day of the fiscal year following the fifth anniversary of the date of your first sale of common equity securities pursuant to an effective registration statement is when you would no longer be an emerging growth company.

- In the third bullet, state that <u>the date on which</u> you have during the previous 3-year period, <u>issued</u> more than $1 billion in non-convertible debt as a disqualifier.

3. Please revise your disclosure on page four to fully disclose the relief or exemptions to which you are entitled as an emerging growth company. For example, we note that you have not addressed the following:
   - your ability to provide scaled financial statements and scaled MD&A disclosures; and

   - your ability to use the scaled executive compensation disclosure requirements for smaller reporting companies.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Kevin M. Murphy